

January 5, 2023

Dinggui Yan
Chief Executive Officer
Jiayin Group Inc.
18th Floor, Building No. 1
Youyou Century Plaza
428 South Yanggao Road
Pudong New Area, Shanghai 200122
People's Republic of China

> **Re: Jiayin Group Inc.**
> **Form 20-F for the fiscal year ended December 31, 2020**
> **Filed April 30, 2021**
> **Form 20-F for the fiscal year ended December 31, 2021**
> **Filed April 29, 2022**
> **File No. 001-38806**

Dear Dinggui Yan:

We have reviewed your November 18, 2022 response to our comment letter and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 3, 2022 letter.

Form 20-F for the fiscal year December 31, 2021

Item 3. Key Information, page 7

1. We note your response to prior comment 1 and your revised proposed disclosure that "'China" or the "PRC" refers to the People's Republic of China, including, for the purposes of your annual report only, Hong Kong and Macau, unless referencing specific laws and regulations adopted by the People's Republic of China and other legal and tax matters applicable only to mainland China; "PRC subsidiaries" and "PRC entities" refer to entities established in accordance with laws and regulations of mainland China.'

Dinggui Yan
Jiayin Group Inc.
January 5, 2023
Page 2

    Although you may not have material business operations in Hong Kong, considering that the transfer of cash between Jiayin Group, Inc. and onshore PRC operations would flow through Geerong (HK) Limited, a Hong Kong LLC, please enhance your disclosures to:

- Describe any restrictions or limitations of transferring cash out of Hong Kong; and
- State that if Geerong (HK) Limited is not able to transfer cash out of Hong Kong, you will not be able to fund operations in other regions or have it available to distribute to your investors.

    Provide us with your proposed disclosure.

    You may contact Michelle Miller at 1-202-551-3368 or Mark Brunhofer at 1-202-551-3638 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Finance